

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2014

Via E-mail
Mr. Colin W. Roberts
General Counsel
Parsley Energy, Inc.
500 W. Texas Ave.
Tower I, Suite 200
Midland, Texas 79701

      Re: Parsley Energy, Inc.
                Registration Statement on Form S-1
                Filed April 11, 2014
                File No. 333-195230

Dear Mr. Roberts:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Recent Developments, page 7

Recent Acquisition Activity, page 7

1.   Disclosure in your filing states that you agreed to acquire acreage in your Midland Basin-Core area for total consideration of $169 million in March 2014. Please tell us how you considered the disclosure requirements per Rule 3-05 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 71

Revolving Credit Facility, page 72

2.   We note you have provided disclosure regarding a waiver received in April 2014 related to non-compliance with the quarterly current ratio requirement under your credit facility. Please expand your disclosure to address the reasonably likely impact of a covenant breach on your financial condition or operating performance and describe any steps you intend to take in the future to avoid a covenant breach. Refer to section IV of SEC Release 33-8350.

Pro Forma Consolidated Financial Statements

Pro Forma Consolidated Statement of Operations, page F-5

3.   We note that pro forma adjustment (e) on page F-5 appears to relate to tax associated with the Merit Acquisition, but footnote (e) on page F-8 discusses interest expense and amortization of debt discount. We note similar inconsistencies with regard to footnote (f). Please revise as appropriate.

Parsley Energy, LLC

Notes to Consolidated and Combined Financial Statements

Note 15 – Supplemental Disclosure of Oil and Natural Gas Operations, page F-44

Standardized Measure of Discounted Future Net Cash Flows, page F-47

4.   Please provide us with a reconciliation of the future development costs of $515.2 million used in your calculation of the standardized measure of discounted future net cash flows (i.e., approximately $16.46 per Boe to convert 31,295 MBoe of proved undeveloped reserves) to the amount actually expended during the fiscal year ended December 31, 2013 (i.e., approximately $46.56 per Boe). Your response should explain how the factors considered in determining the standardized measure of discounted future net cash flows differ from your recent experience regarding cash expended to convert PUDs.

Merit Assets Acquisition

Notes to the Statements of Revenues and Direct Operating Expenses of Properties Acquired by Parsley Energy, LP

Note 6 – Supplemental Disclosure of Oil and Natural Gas Operations, page F-52

5.   We note that your disclosure of the changes in standardized discounted cash flows includes an adjustment for "Extensions and discoveries, net of future development costs." However, it does not appear that your disclosure of changes in proved reserves includes an adjustment for extensions and discoveries. Please revise to address this apparent inconsistency.

Exhibits

6.   We remind you to file all omitted exhibits with sufficient time for staff review. Also, please ensure that all material contracts you file as exhibits are complete. For example, we note that the agreements filed as Exhibits 10.1 and 10.2 appear to reference missing schedules and exhibits. Please refile such agreements to include all missing schedules and exhibits. Refer to Item 601(b)(10) of Regulation S-K. See also Instruction 2 to Item 601 of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sandra Eisen, Staff Accountant, at (202) 551-3864 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Caroline Kim, Attorney-Adviser, at (202) 551-3878 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Matthew Pacey
        Vinson & Elkins LLP